FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q3 and YTD RESULTS

Vancouver, Canada, January 14, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its third quarter of fiscal 2014, which ended November 30, 2014. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q3 2014 net loss was $(78,000) or $(0.03) per share ($0.03 fully diluted) versus net income of $95,000 or $0.03 per share, basic and fully diluted, in the same quarter of fiscal 2013. The year-to-date (“YTD”) net income was $515,000 or $0.18 per share ($0.16 fully diluted), versus $1,218,000 or $0.42 per share ($0.37 fully diluted) in the first nine months of last year.

Q3 2014 net loss before stock based compensation (“SBC”) was $(76,000) or $(0.03) per share ($0.03 fully diluted) versus net income before SBC of $102,000 or $0.03 per share (0.03 fully diluted) in the same quarter last year. YTD net income before SBC was $531,000 or $0.19 per share ($0.17 fully diluted), compared to $1,301,000 or $0.45 per share ($0.40 fully diluted) a year ago.

Q3 2014 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $64,000 or $0.02 per share ($0.02 fully diluted), versus $309,000 or $0.11 per share ($0.09 fully diluted) during the same period last year. YTD EBITDAS was $1,235,000 or 0.43 per share ($0.38 fully diluted) versus $2,330,000 or $0.80 per share ($0.72 fully diluted) in the first nine months of last year.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(78,000)	$95,000	$515,000	$1,218,000
Add Back SBC	2,000	7,000	16,000	82,000
Net income (loss) before SBC	$(76,000)	$102,000	$531,000	$1,300,000

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(0.03)	$0.03	$0.18	$0.42
Add Back SBC	-	-	0.01	0.03
Net income (loss) before SBC - Basic	$(0.03)	$0.03	$0.19	$0.45

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(78,000)	$95,000	$515,000	$1,218,000
Add Back:
Interest, net	(5,000)	(2,000)	(12,000)	4,000
Depreciation and amortization	184,000	191,000	539,000	561,000
Non-cash stock based compensation	2,000	7,000	16,000	82,000
Non-cash income tax expense	(39,000)	18,000	177,000	464,000
Total Add Backs	142,000	214,000	720,000	1,111,000
EBITDAS	$64,000	$309,000	$1,235,000	$2,329,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net Income (Loss)	$(0.03)	$0.03	$0.18	$0.42
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.07	0.18	0.19
Non-cash stock based compensation	-	-	0.01	0.03
Non-cash income tax expense	(0.01)	0.01	0.06	0.16
Total Add Backs	0.05	0.08	0.25	0.38
EBITDAS	$0.02	$0.11	$0.43	$0.80

Gross profit margin for the quarter was 39.1%, down from 43.4% in the same quarter last year.

Gross revenue for Q3 2014 was $2,963,000, versus $3,328,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $113,000 in Q3 2014, a decrease of $9,000 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages and co-packing services. SG&A expenses were $1,112,000 in Q3 of fiscal 2014, versus $1,141,000 in Q3 of the previous year.

As at November 30, 2014 the Company had cash on hand of approximately $1,753,000, and the Company had outstanding 2,929,965 common shares.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT
OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013

Gross revenue	$2,962,724	$3,327,983	$11,057,233	$12,708,649
Less: Discounts, rebates and slotting fees	(113,438)	(122,543)	(380,229)	(524,848)
Net Revenue	2,849,286	3,205,440	10,677,004	12,183,801

Cost of sales	1,734,210	1,814,943	6,066,457	6,519,060
Operations, selling, general & administration expenses	1,111,941	1,140,667	3,454,518	3,355,305
Depreciation of property, plant and equipment	183,877	191,099	538,761	560,514
Interest	-	2,080	1,347	7,947
Interest income	(4,324)	(3,798)	(12,862)	(3,798)
Foreign exchange loss	4,658	629	2,659	2,638
Change in fair value of derivative liability	(64,470)	(53,370)	(74,673)	58,851
Loss on disposal of assets	379	-	9,488	808
	2,966,271	3,092,250	9,985,695	10,501,325

Net income (loss) before taxes	(116,985)	113,190	691,309	1,682,476

Income Tax Expense	(39,173)	17,932	176,457	463,993

Net and comprehensive income (loss) after income taxes	$(77,812)	$95,258	$514,852	$1,218,483

Earnings (loss) per share
Basic income (loss) per share	$(0.03)	$0.03	$0.18	$0.42
Weighted average number of shares – basic	2,929,965	2,930,352	2,922,232	2,933,693

Fully diluted income (loss) per share	$(0.03)	$0.03	$0.16	$0.37
Weighted average number of shares - diluted	3,216,229	3,288,623	3,213,651	3,256,485